UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2001**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number **001-13069**

Full title of the plan:

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHOICEPOINT INC.
1000 Alderman Drive, Alpharetta, Georgia 30005

General

The ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Accordingly, the following are filed herewith as part of this annual report:

I. ChoicePoint Inc. 401(k) Profit Sharing Plan Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2001 and Independent Auditors' Report.

A. Audited financial statements.

1. Independent auditors' report on the financial statements and supplemental schedules.
2. Statement of net assets available for benefits—December 31, 2001.
3. Statement of changes in net assets available for benefits, for the year ended December 31, 2001.
4. Notes to financial statements.

B. Supplemental schedules.

1. Assets (held at end of year)—December 31, 2001.
2. Reportable transactions, for the year ended December 31, 2001.

C. Consent of Independent Auditors.

II. Photocopy of the ChoicePoint Inc. 401(k) Profit Sharing Plan Financial Statements and Schedules as of December 31, 2000 and 1999 Together With Auditors' Report.

A. Audited financial statements.

1. Independent public accountants' report on the financial statements and supplemental schedules.
2. Statements of net assets available for plan benefits—December 31, 2000 and 1999.
3. Statements of changes in net assets available for plan benefits, for the year ended December 31, 2000.
4. Notes to financial statements and schedules.

B. Supplementary schedules.

1. Assets (held at end of year)—December 31, 2000.
2. Reportable transactions, for the year ended December 31, 2000.

Change in Accountants

Upon the recommendation of the audit committee of the board of directors of ChoicePoint Inc. (the "Company"), the board appointed Deloitte & Touche LLP as the Company's independent public accountants for 2002. This appointment was ratified by the shareholders at the Company's 2002 annual meeting on April 25, 2002. Arthur Andersen LLP served as the Company's independent accountants from the time of the Company's spinoff from Equifax Inc. in 1997 through March 29, 2002. For additional information, see the Company's Current Report on Form 8-K filed March 22, 2002.

In connection with the Company's appointment of Deloitte & Touche as its independent public accountants, the Plan's administrators also appointed Deloitte & Touche as the Plan's independent public accountants. The financial statements of the Plan as of and for the year ended December 31, 2001 that are included in this Form 11-K have been audited by Deloitte & Touche.

The photocopied financial statements of the Plan as of and for the years ended December 31, 2000 and 1999 that are included in this Form 11-K have been audited by Arthur Andersen. Arthur Andersen has not consented to the incorporation by reference of their report in the Company's Registration Statement on Form S-8 (File No. 333-32453), and the Plan has dispensed with the requirement to file their consent in reliance on Rule 437a of the Securities Act of 1933. Because Arthur Andersen has not consented to the incorporation by reference of their report in the Company's Registration Statement on Form S-8 (File No. 333-32453), Plan participants will not be able to recover against Arthur Andersen under Section 11 of the Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be so stated therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Date: June 26, 2002

By: ______________________

John H. Karr
Plan Administrator

ChoicePoint Inc. 401(k) Profit Sharing Plan

Financial Statements
and Supplemental Schedules as of
and for the Year Ended December 31, 2001
and Independent Auditors' Report

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
191 Peachtree Street, NE
Suite 1500
Atlanta, Georgia 30303-1924

www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Group Benefits Committee of
ChoicePoint Inc.:

We have audited the accompanying statement of net assets available for benefits of ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 10, 2002

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001

ASSETS

INVESTMENTS, at fair value	
Money market funds	$ 1,172,949
ChoicePoint Inc. common stock	102,118,857
Shares of registered investment companies	45,972,484
Collective trust	29,680,822
Total investments	178,945,112
RECEIVABLES:	
Participant contributions	397,331
Other	479,693
Total receivables	877,024
Total assets	179,822,136

LIABILITIES

OTHER PAYABLES	1,092,581
Total liabilities	1,092,581
NET ASSETS AVAILABLE FOR BENEFITS	$ 178,729,555

See notes to financial statements.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS (DEDUCTIONS):	
INVESTMENT INCOME:	
Dividends	$ 2,716,271
Interest	346,190
Net appreciation in fair value of investments	11,218,493
Total investment income	14,280,954
CONTRIBUTIONS:	
Participant	9,333,804
Rollovers from qualified plans	1,448,958
Employer, net of earnings on unallocated deposits	6,500,000
Total contributions	17,282,762
PARTICIPANT WITHDRAWALS	(16,446,988)
NET INCREASE	15,116,728
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	163,612,827
End of year	$ 178,729,555

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

General - The following brief description of the ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for informational purposes only. Participants should refer to the plan document for more complete information.

The Plan became effective July 1, 1997 and is subject to the Employee Retirement Income Security Act of 1974, as amended. All salaried employees of the participating companies of ChoicePoint Inc. (a wholly owned subsidiary of Equifax Inc. prior to August 7, 1997) and its subsidiaries (the "Company") who had completed one year of service and have attained the age of 21 were eligible to participate in the Plan. The Plan was amended effective July 1, 2000 to reduce the service requirement for eligibility from 1 year to 90 days and to eliminate the age requirement. The eligibility to receive matching contributions was also reduced to 90 days; however, a 1-year eligibility period was retained for profit-sharing contributions. Nonsalaried employees, leased employees or independent contractors, and nonresident aliens are not eligible for participation in the Plan.

Participant Accounts - Individual accounts are maintained for each of the Plan's participants to reflect each participant's share of the Plan's net investment earnings (losses), company contributions, and participant contributions and withdrawals. Accounts are valued on a daily basis (i.e., the net asset value of the investment fund is calculated each day and applied to the number of units attributed to each participant's account).

Participant Contributions - Each participant may make basic contributions from 1% to 6% of his/her total gross salary (base salary only for highly compensated employees) through payroll deductions on a pretax or after-tax basis. In addition, each nonhighly compensated participant may elect to make supplemental contributions of 1% to 10% of pay on a pretax or after-tax basis through payroll deductions, subject to certain limits. Participant contributions are allocated among investment options, as directed by the individual participants.

Company Contributions - The Plan requires the Company to make minimum matching contributions of the basic contributions made by participants each pay period, net of any withdrawals during the year. A participant must be actively employed by the Company on or after November 30 in order to receive the matching contributions for the plan year. This active employment requirement is waived if a participant is on leave of absence, attains age 62, is disabled, or leaves the Company after age 55 with five years of service and (in each of these cases) did not receive a distribution of his/her entire account balance during the year. For 2001, the Company matched at a rate of 55% of the basic contributions made by each participant who was eligible for the matching contributions.

The Company may also choose to make an additional discretionary contribution to the Plan each year ("profit-sharing contribution"). The amount of this profit-sharing contribution may vary for different business units of the Company and is allocated among the participants in each business unit based on their relative compensation within the business unit. The total profit-sharing contribution to be allocated among the participants is $5,015,092 for the 2001 plan year.

As permitted under the Plan, the Company elected to make a transition contribution for the 2001 plan year of $1,681,457 which will be allocated to plan participants. The transition contribution will be allocated among those employees who were salaried employees on August 8, 1997 and continuously employed as salaried employees by the Company through December 1, 2001. In addition, employees must be age 21 with one year of service in order to receive a transition contribution. The transition contribution was both age- and service-weighted, with the percent of compensation contributed ranging from .5% up to 7% of base pay and .25% to 3.75% of compensation in excess of the Social Security wage base.

All matching contributions and transition contributions are made to the ChoicePoint Stock Fund ("CSF"), where they must remain as long as a participant is an active employee of the Company. The profit-sharing contribution, if any, is made to the CSF initially but may be transferred to other investment options at the participant's election.

Contributions may be funded by the Company during the year and held as unallocated funds until contributions are determined and allocated as of the end of the plan year. Earnings on these deposits may be used to reduce the cash required for the Company's contribution. To the extent they are not used to reduce cash required, such earnings are allocated to participants. For 2001, the Company contributed $6,500,000 to the Plan which was invested in the CSF. Appreciation on this investment was $3,502,539 at December 31, 2001. These earnings, along with the Company's contribution, were used to fund the matching contribution, profit sharing contribution, and transition contribution for 2001. At December 31, 2001, unallocated contributions totaled $6,696,549.

Vesting and Forfeitures - The transition contribution is fully vested after completion of five years of vesting service. Participants are 100% vested in their remaining account balances, including matching and profit-sharing contributions, at all times. Forfeitures of transition contributions will be used to reduce future employer contributions.

Administration - The trustee of the Plan is Fidelity Management Trust Company (the "Trustee"). Fidelity Institutional Retirement Services Company ("Fidelity") performs participant record keeping and other administrative duties for the Plan. The ChoicePoint Inc. Group Benefits Committee ("Benefits Committee") oversees the Plan and hears all appeals for benefits. The Benefits Committee is appointed by the Compensation and Benefits Committee of the Company's Board of Directors and consists of employees of the Company. In the absence of such appointment, the Company shall carry out the responsibilities of the committee. The Executive Committee has designated the Company's Chief Financial Officer and Vice President of Insurance and Benefits as the named fiduciaries and plan administrators.

Investment Options - The participants may direct their elective deferrals and profit-sharing contributions in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity affiliates as well as one collective trust. In addition, the participants may elect to invest their contributions in ChoicePoint Inc. common stock through a unitized fund, the CSF, which includes an investment in a money market fund for liquidity purposes. All matching and transition contributions made by the Company are invested in the CSF and may not be transferred to other investment options until the participant is separated from service.

Direct exchanges between the Money Market Portfolio and the Managed Income Portfolio are not allowed, as they are considered to be competing funds. An exchange must first be made to a non-competing fund for 90 days

Effective on August 4, 1997, the Equifax Transition Stock Fund ("ETSF") was no longer available to participants for future investment under the Plan. The ETSF invested primarily in Equifax Inc. common stock, with a small portion of the fund used to hold short-term investments for liquidity. Participants could elect to leave their investments in the ETSF or to transfer the investments out of this fund. The liquidation of the ETSF began in October 2000, and continued through March 30, 2001 with amounts of Equifax stock being sold as needed to meet monthly pro rata goals and the cash invested in short-term money market funds. As of December 31, 2001, all amounts of Equifax stock have been liquidated.

Participant Withdrawals - Upon termination of employment with the Company, a participant may defer taking a distribution of his/her account until age 70 1/2 or he/she may elect to withdraw all, or a portion, of his/her account balance, including employer contributions.

If a participant becomes totally disabled, he/she will be eligible for distribution of his/her entire account. Generally, a participant's beneficiary may take a distribution of the participant's account as soon as administratively feasible after the participant's death or may defer taking the distribution for up to five years following the participant's death.

Upon attainment of age 59 1/2, a participant may elect to withdraw all or part of his/her account, excluding the employer contribution portion of the account. In-service withdrawals of a participant's pretax contribution account are allowed in cases of proven financial hardship.

If a participant's account balance is less than $5,000 upon retirement or termination, a distribution of the participant's account will be made automatically. A participant may elect to withdraw all or part of his/her after-tax contribution account at any time with no restrictions.

Benefits may be paid in cash or in common stock of the Company, or in any combination of the two, at the election of the participant.

Plan Termination - Although the Company expects for the Plan to continue indefinitely, the Plan provides that the Company has the right to discontinue contributions or terminate the Plan at any time. In the event of the Plan's termination, the Trustee shall determine as of the termination date the value of the account balance of each participant, former participant, and beneficiary. The Trustee shall then make a distribution at a time and in a manner solely determined by the board of directors of the Company under the terms of the Plan and trust.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition - Investments of the Plan are carried at fair value as determined by quoted market price, except the Managed Income Portfolio. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,* specifies that fully benefit-responsive investment contracts held by defined contribution plans may be reported at contract value. The Managed Income Portfolio is a collective trust that invests in guaranteed investment contracts issued by insurance companies and banks, synthetic investment contracts, and cash equivalents which are represented by units in the Fidelity Institutional Cash Portfolio. The collective trust's investment in these contracts is valued at the estimated fair value, as determined by the Managed Income Portfolio's trustee. The contracts provide for benefit-responsive withdrawals at contract value.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Expenses - All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions, are paid by the participating subsidiaries of the Company. The expenses for administration include the fees and expenses of the Plan's Trustee.

Other Receivables and Other Payables - Other receivables and other payables consist mainly of amounts due from/to broker as a result of sales/purchases of securities as of December 31, 2001.

3. INVESTMENTS

The fair market values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2001 are as follows:

ChoicePoint Inc. common stock, 2,686,235 shares	$ 102,118,857*
Fidelity Managed Income Portfolio, 29,680,822 shares	29,680,822
Spartan® U.S. Equity Index Fund, 262,355 shares	10,662,111

* A portion of this investment is nonparticipant-directed (Note 4).

Net Appreciation in Fair Value of Investments - The net appreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits reflects the net difference between the market value and cost of investments bought and sold as well as held and distributed during the year.

The net appreciation (depreciation) in the fair value of investments by category for the year ended December 31, 2001 is as follows:

ChoicePoint Inc. common stock	$ 16,276,231
Registered investment companies	(5,057,738)
	$ 11,218,493

4. NONPARTICIPANT-DIRECTED FUND INFORMATION

Distributions from the nonparticipant-directed portion of the CSF totaled $737,776 for 2001. The gross employer contributions allocated to nonparticipant-directed accounts for the 2001 plan year totaled $5,051,255. The nonparticipant-directed balance in the CSF at December 31, 2001 totaled approximately $24,726,595.

The following presents the net assets available for benefits of the CSF. The employer matching and transition contribution portions of this fund are considered to be nonparticipant-directed as of December 31, 2001:

Investments:	
Money market fund	$ 1,172,949
ChoicePoint Inc. common stock	102,118,857
	103,291,806
Receivables	479,693
Payables	(1,092,581)
Net assets available for benefits	$ 102,678,918

The change in net assets available for benefits for the CSF for the year ended December 31, 2001 is as follows:

Investment income:	
Interest	$ 219,668
Net appreciation in fair value of ChoicePoint Inc. common stock	16,276,231
Total investment income	16,495,899
Contributions:	
Employer, net of earnings on unallocated deposits	6,500,000
Participant	2,280,867
Participant withdrawals	(5,553,334)
Net interfund transfers	(2,163,614)
Net increase	17,559,818
CSF net assets available for benefits:	
Beginning of year	85,119,100
End of year	$ 102,678,918

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee and therefore these transactions qualify as party-in-interest transactions.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated February 9, 2000, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$ 178,729,555
Participant contributions receivable	(397,331)
Net assets available for benefits per Form 5500	$ 178,332,224

The following is a reconciliation of participant contributions per the financial statements to the Form 5500:

Participant contributions per the financial statements	$ 9,333,804
Participant contributions receivable	(397,331)
Participant contributions per Form 5500	$ 8,936,473

8. SUBSEQUENT EVENT

The Plan was amended effective April 1, 2002 whereby participants age 55 or older are allowed to transfer their matching contributions and transition contributions to other investment options at the participant's election.

SUPPLEMENTAL SCHEDULES

(See Independent Auditors' Report)

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
COMMON STOCK:			
* ChoicePoint Inc.	Common stock, 2,686,235 shares	$ 30,759,379	$ 102,118,857
COLLECTIVE TRUST:			
* Fidelity Group Trust for Employee Benefit Plans	Managed Income Portfolio, 29,680,822 shares	(a)	29,680,822
MONEY MARKET FUNDS:			
* Fidelity Investments	Institutional Cash Portfolio, 1,172,949 shares	1,172,949	1,172,949
REGISTERED INVESTMENT COMPANIES:			
* Fidelity Institutional Trust	Spartan ® US Equity Index Fund, 262,355 shares	(a)	10,662,111
* Fidelity Concord Street Trust	Fidelity U.S. Bond Index Portfolio, 277,399 shares	(a)	2,995,909
* Fidelity Devonshire Trust	Fidelity Equity Income Fund, 5,348 shares	(a)	260,848
* Fidelity Puritan Trust	Fidelity Low-Priced Stock Fund, 166,872 shares	(a)	4,575,623
* Fidelity Mt. Vernon Street Trust	Fidelity Growth Company Fund, 46,733 shares	(a)	2,487,122
* Fidelity Securities Fund	Fidelity OTC Portfolio, 23,378 shares	(a)	728,693
* Fidelity Investment Trust	Fidelity Overseas Fund, 5,563 shares	(a)	152,536
* Fidelity Capital Trust	Fidelity Capital Appreciation Fund, 10,429 shares	(a)	214,311
* Fidelity Securities Fund	Fidelity Blue Chip Growth Fund, 34,553 shares	(a)	1,483,707
* Fidelity Investment Trust	Fidelity Diversified International Fund, 18,757 shares	(a)	357,874
* Fidelity Securities Fund	Fidelity Dividend Growth Fund, 28,104 shares	(a)	796,182
* Fidelity Aberdeen Street Trust	Fidelity Freedom Income Fund ®, 149,078 shares	(a)	1,629,426
	Fidelity Freedom 2000 Fund ®, 32,749 shares	(a)	377,263
	Fidelity Freedom 2010 Fund ®, 414,305 shares	(a)	5,224,390
	Fidelity Freedom 2020 Fund ®, 452,231 shares	(a)	5,689,068
	Fidelity Freedom 2030 Fund ®, 58,683 shares	(a)	737,058
	Fidelity Freedom 2040 Fund SM, 23,006 shares	(a)	170,011
* Fidelity Concord Street Trust	Spartan ® Extended Market Index Fund, 6,228 shares	(a)	147,614
Invesco Funds Group	INVESCO Small Company Growth Fund, 32,940 shares	(a)	399,885
Janus Funds	Janus Fund, 72,594 shares	(a)	1,785,805
Janus Funds	Janus Overseas Fund, 48,544 shares	(a)	985,449
The Dreyfus Corporation	Founders Discovery Fund, Class F, 38,244 shares	(a)	1,088,042
MAS Funds	MAS Mid Cap Growth Portfolio, 68,737 shares	(a)	1,181,580
Neuberger Berman Funds	Neuberger Berman Focus Trust, 23,034 shares	(a)	582,758
	Neuberger Berman Genesis Trust, 18,804 shares	(a)	547,386
Strong Funds	Strong Common Stock Fund, 14,538 shares	(a)	287,551
Credit Suisse Funds	Credit Suisse Capital Appreciation Fund, 23,716 shares	(a)	424,282
Total registered investment companies			45,972,484
Total			$ 178,945,112

* Represents a party-in-interest.
(a) Information not required.

UNAUDITED
On April 25, 2002, the Company announced a four-for-three stock split in the form of a stock dividend effective June 6, 2002 for shareholders of record as of May 16, 2002. The number of shares as of Decemer 31, 2000 adjusted for this stock split is 2,537,960.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4j - REPORTABLE TRANSACTIONS (a)
FOR THE YEAR ENDED DECEMBER 31, 2001

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Cost of Asset	Net Gain
CHOICEPOINT INC. COMMON STOCK:				
Purchased	$ 9,125,195			
Sold		$ 6,614,357	$ 2,295,376	$ 4,318,981
EQUIFAX INC. COMMON STOCK:				
Sold		12,045,642	2,457,115	9,588,527
FIDELITY INSTITUTIONAL CASH PORTFOLIO:				
Purchased	28,844,586			
Sold		33,369,614	33,369,614	-

(a) Represents transactions or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets at the beginning of the year.

ChoicePoint
www.choicepoint.net

June 26, 2002

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

Re: Annual Report for ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") on Form 11-K for the Fiscal Year Ended December 31, 2001

Gentlemen:

Pursuant to General Instruction E of Form 11-K and Rule 101(b)(3) of Regulation S-T, enclosed herewith are four copies, one of which has been manually signed, of the financial statements of the ChoicePoint Inc. 401(k) Profit Sharing Plan as of December 31, 2001 and the report of Deloitte & Touche LLP.

Please acknowledge receipt of this filing on the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Sincerely,

John H. Karr
Vice President and Plan Administrator

enclosures

ARTHUR ANDERSEN

ChoicePoint Inc. 401(k)
Profit Sharing Plan

Financial Statements and Schedules
as of December 31, 2000 and 1999
Together With Auditors' Report

ARTHUR ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Group Benefits Committee of
ChoicePoint Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the **CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN** as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the plan administrators. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia
April 23, 2001

CHOICEPOINT INC. 401(k)

PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2000 AND 1999

TABLE OF CONTENTS

ARTHUR ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Group Benefits Committee of
ChoicePoint Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the **CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN** as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the plan administrators. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia
April 23, 2001

CHOICEPOINT INC. 401(k)

PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2000 AND 1999

	2000	1999
INVESTMENTS, at fair value (Notes 1 and 2; Schedule I):		
Money market funds	$ 5,699,288	$ 6,304,934
Common stock	94,557,145	87,272,100
Shares of registered investment companies	46,250,412	37,793,005
Collective trust	16,564,236	15,155,931
Total investments	163,071,081	146,525,970
OTHER RECEIVABLES	541,746	544,765
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$163,612,827	$147,070,735

The accompanying notes are an integral part of these statements.

CHOICEPOINT INC. 401(k)

PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000

INVESTMENT INCOME:	
Dividends	$ 3,814,173
Interest	354,978
Net appreciation in fair value of investments (Note 2)	32,031,438
Total investment income	36,200,589
CONTRIBUTIONS:	
Participant	6,328,860
Rollovers from qualified plans	832,328
Employer, net of earnings on unallocated deposits (Note 1)	5,600,000
Total contributions	12,761,188
PARTICIPANT WITHDRAWALS	(32,419,685)
NET INCREASE	16,542,092
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year	147,070,735
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year	$163,612,827

The accompanying notes are an integral part of this statement.

CHOICEPOINT INC. 401(k)

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2000 AND 1999

1. DESCRIPTION OF THE PLAN

General

The following brief description of the ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for informational purposes only. Participants should refer to the plan document for more complete information.

The Plan became effective July 1, 1997 and is subject to the Employee Retirement Income Security Act of 1974, as amended. All salaried employees of the participating companies of ChoicePoint Inc. (a wholly owned subsidiary of Equifax Inc. prior to August 7, 1997) and its subsidiaries (the "Company") who had completed one year of service and have attained the age of 21 were eligible to participate in the Plan. The Plan was amended effective July 1, 2000 to reduce the service requirement for eligibility from 1 year to 90 days and to eliminate the age requirement. The eligibility to receive matching contributions was also reduced to 90 days; however, a 1-year eligibility period was retained for profit-sharing contributions. Nonsalaried employees, leased employees or independent contractors, and nonresident aliens are not eligible for participation in the Plan.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect each participant's share of the Plan's net investment earnings (losses), company contributions, and participant contributions and withdrawals. Accounts are valued on a daily basis (i.e., the net asset value of the investment fund is calculated each day and applied to the number of units attributed to each participant's account).

Participant Contributions

Each participant may make basic contributions from 1% to 6% of his/her total gross salary (base salary only for highly compensated employees) through payroll deductions on a pretax or after-tax basis. In addition, each nonhighly compensated participant may elect to make supplemental contributions of 1% to 10% of pay on a pretax or after-tax basis through payroll deductions, subject to certain limits. Participant contributions are allocated among investment options, as directed by the individual participants.

Company Contributions

The Plan requires the Company to make minimum matching contributions of the basic contributions made by participants each pay period, net of any withdrawals during the year. A participant must be actively employed by the Company on or after November 30 in order to receive the matching contributions for the plan year. This active employment requirement is waived if a participant is on leave of absence, attains age 62, is disabled, or leaves the Company after age 55 with five years of service and (in each of these cases) did not receive a distribution of his/her entire account balance during the year. For 2000, the Company matched at a rate of 55% of the basic contributions made by each participant who was eligible for the matching contributions.

The Company may also choose to make an additional discretionary contribution to the Plan each year ("profit-sharing contribution"). The amount of this profit-sharing contribution may vary for different business units of the Company and will be allocated among the participants in each business unit based on their relative compensation within the business unit. The total allocated profit-sharing contribution was approximately $6,167,000 for the 2000 plan year.

As permitted under the Plan, the Company elected to make a transition contribution for the 2000 plan year of which approximately $1,672,000 was allocated to plan participants. The transition contribution was allocated among those employees who were salaried employees on August 8, 1997 and continuously employed as salaried employees by the Company through December 1, 2000. In addition, employees must be age 21 with one year of service in order to receive a transition contribution. The transition contribution was both age- and service-weighted, with the percent of compensation contributed ranging from .5% up to 7% of base pay and .25% to 3.75% of compensation in excess of the Social Security wage base.

All matching contributions and transition contributions are made to the ChoicePoint Stock Fund, where they must remain as long as a participant is an active employee of the Company. The profit-sharing contribution, if any, is made to the ChoicePoint Stock Fund initially but may be transferred to other investment options at the participant's election.

Contributions may be funded by the Company during the year and held as unallocated funds until contributions are determined and allocated as of the end of the plan year. Earnings on these deposits may be used to reduce the cash required for the company contribution. To the extent they are not used to reduce cash required, such earnings are allocated to participants. For 2000, these earnings totaled approximately $4.7 million and were used to increase the effective matching rate to 58% and to reduce the cash required for the profit-sharing and transition contributions. At December 31, 2000, unallocated contributions totaled $7,978,997.

Vesting

The transition contribution is fully vested after completion of five years of vesting service. Participants are 100% vested in their remaining account balances, including matching and profit-sharing contributions, at all times. Forfeitures of transition contributions will be used to reduce future employer contributions.

Administration

The trustee of the Plan is Fidelity Management Trust Company (the "Trustee"). Fidelity Institutional Retirement Services Company ("Fidelity") performs participant record keeping and other administrative duties for the Plan. The ChoicePoint Inc. Group Benefits Committee ("Benefits Committee") oversees the Plan and hears all appeals for benefits. The Benefits Committee is appointed by the Compensation and Benefits Committee of the Company's board of directors and consists of employees of the Company. In the absence of such appointment, the Company shall carry out the responsibilities of the committee. The Executive Committee has designated the chief financial officer and D. E. McGuffey as the named fiduciaries and plan administrators. The Company has authorized the chief operating officer and the plan administrators to act on behalf of the Company as the Benefits Committee.

Investment Options

The participants may direct their elective deferrals and profit-sharing contributions in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity affiliates as well as one collective trust. In addition, the participants may elect to invest their contributions in ChoicePoint Inc. common stock through a unitized fund, the ChoicePoint Stock Fund ("CSF"), which includes an investment in a money market fund for liquidity purposes. All matching and transition contributions made by the Company are invested in the CSF and may not be transferred to other investment options until the participant is separated from service.

In addition, the Company's profit-sharing contribution, if any, is initially invested in the CSF but may be transferred to other investment options by the participant.

Direct exchanges between the Money Market Portfolio and the Managed Income Portfolio are not allowed, as they are considered to be competing funds. An exchange must first be made to a noncompeting fund for 90 days.

Effective on August 4, 1997, the Equifax Transition Stock Fund ("ETSF") is no longer available to participants for future investment under the Plan. The ETSF invests primarily in Equifax Inc. common stock, with a small portion of the fund used to hold short-term investments for liquidity. Participants may elect to leave their investments in the ETSF or to transfer the investments out of this fund. The liquidation of the ETSF began in October 2000, and continued through March 30, 2001 with amounts of Equifax stock being sold as needed to meet monthly pro rata goals and the cash invested in short-term money market funds.

Benefits

Upon termination of employment with the Company, a participant may defer taking a distribution of his/her account until age 70 1/2 or he/she may elect to withdraw all, or a portion, of his/her account balance, including employer contributions.

If a participant becomes totally disabled, he/she will be eligible for distribution of his/her entire account. Generally, a participant's beneficiary may take a distribution of the participant's account as soon as administratively feasible after the participant's death or may defer taking the distribution for up to five years following the participant's death.

Upon attainment of age 59 1/2, a participant may elect to withdraw all or part of his/her account, excluding the employer contribution portion of the account. In-service withdrawals of a participant's pretax contribution account are allowed in cases of proven financial hardship.

If a participant's account balance is less than $5,000 upon retirement or termination, a distribution of the participant's account will be made automatically. A participant may elect to withdraw all or part of his/her after-tax contribution account at any time with no restrictions.

Benefits may be paid in cash or in common stock of the Company, or in any combination of the two, at the election of the participant.

Plan Termination

Although the Company expects for the Plan to continue indefinitely, the Plan provides that the Company has the right to discontinue contributions or terminate the Plan at any time. In the event of the Plan's termination, the Trustee shall determine as of the termination date the value of the account balance of each participant, former participant, and beneficiary. The Trustee shall then make a distribution at a time and in a manner solely determined by the board of directors of the Company under the terms of the Plan and trust.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Expenses

All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions, are paid by the participating subsidiaries of the Company. The expenses for administration include the fees and expenses of the Plan's Trustee.

Other Receivables

Other receivables consist mainly of amounts due from broker as a result of sales of securities.

Valuation of Plan Investments

Investments of the Plan are carried at fair value as determined by quoted market price, except for the Managed Income Portfolio.

Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," specifies that fully benefit-responsive investment contracts held by defined contribution plans may be reported at contract value. The Managed Income Portfolio is a collective trust that invests in guaranteed investment contracts issued by insurance companies and banks, synthetic investment contracts, and cash equivalents which are represented by units in the Fidelity Institutional Cash Portfolio. The collective trust's investment in these contracts is valued at the estimated fair value, as determined by the Managed Income Portfolio's trustee. The contracts provide for benefit-responsive withdrawals at contract value.

The fair market values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999 are as follows:

2000:	
ChoicePoint Inc. common stock	**$83,197,501***
Fidelity Managed Income Portfolio	**16,564,236**
Spartan® U.S. Equity Index Fund	**12,903,655**
Equifax Inc. common stock	**11,359,644**
1999:	
ChoicePoint Inc. common stock	51,074,707*
Equifax Inc. common stock	36,197,393
Spartan® U.S. Equity Index Fund	15,639,118
Fidelity Managed Income Portfolio	15,155,930
Fidelity Asset Manager Growth Fund	9,151,187

* A portion of this investment is nonparticipant-directed (Note 3).

Net Appreciation in Fair Value of Investments

The net appreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits reflects the net difference between the market value and cost of investments bought and sold as well as held and distributed during the year.

The net appreciation (depreciation) in the fair value of investments by category for the year ended December 31, 2000 is as follows:

Common stock	$37,825,711
Registered investment companies	(5,794,273)
	$32,031,438

3. NONPARTICIPANT-DIRECTED FUND INFORMATION

The following presents the net assets available for plan benefits of the CSF. The employer matching and transition contribution portions of this fund are considered to be nonparticipant-directed as of December 31, 2000 and 1999:

	2000	1999
Investments:		
Money market fund	$ 1,902,599	$ 1,081,627
Common stock	83,197,501	51,074,707
	85,100,100	52,156,334
Receivables	19,000	0
Net assets available for plan benefits	$85,119,100	$52,156,334

The change in net assets available for plan benefits for the CSF for the year ended December 31, 2000 is as follows:

Investment income:	
Interest	$ 99,383
Net appreciation in fair value of common stock	32,139,210
Total investment income	32,238,593
Contributions:	
Employer, net of earnings on unallocated	5,600,000
Participant	1,532,613
Participant withdrawals	(7,587,638)
Net interfund transfers	1,179,063
Other	135
Net increase	32,962,766
CSF net assets available for plan benefits:	
Beginning of year	52,156,334
End of year	$85,119,100

Distributions from the nonparticipant-directed portion of the CSF totaled $640,201 for 2000. The gross employer contributions allocated to nonparticipant-directed accounts for the 2000 plan year totaled $4,179,182. The nonparticipant-directed balance in the CSF at December 31, 2000 and 1999 totaled approximately $16,220,000 and $13,076,000, respectively.

4. TAX STATUS

The Internal Revenue Service issued a determination letter dated February 9, 2000 stating that the Plan was designed in accordance with applicable Internal Revenue Code requirements as of that date. The Plan has been amended since receiving the determination letter. The plan administrators believe that the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrators believe that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2000 and 1999.

CHOICEPOINT INC. 401(k)

PROFIT SHARING PLAN

SCHEDULE H, LINE 4i--ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2000

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
COMMON STOCK:			
* Choicepoint Inc.	Common stock, 1,268,980,000 shares	$23,929,560	$ 83,197,501
Equifax Inc.	Common stock, 395,978,876 shares	2,372,472	11,359,644
Total common stock		(a)	94,557,145
COMMON/COLLECTIVE TRUST FUND:			
* Fidelity Group Trust for Employee Benefit Plans	Managed Income Portfolio	(a)	16,564,236
MONEY MARKET FUNDS:			
* Fidelity Money Market Trust	Retirement Government Money Market Portfolio	(a)	1,311
* Fidelity Investments	Institutional Cash Portfolio	5,697,977	5,697,977
Total money market funds		(a)	5,699,288
SHARES OF REGISTERED INVESTMENT COMPANIES:			
* Fidelity Institutional Trust	Spartan® U.S. Equity Index Fund	(a)	12,903,655
* Fidelity Concord Street Trust	Fidelity U.S. Bond Index Fund	(a)	2,020,007
* Fidelity Charles Street Trust	Fidelity Asset Manager™	(a)	121
* Fidelity Devonshire Trust	Fidelity Equity Income	(a)	208,853
* Fidelity Charles Street Trust	Fidelity Asset Manager: Growth	(a)	165
* Fidelity Mt. Vernon Street Trust	Fidelity Growth Company	(a)	2,893,699
* Fidelity Puritan Trust	Fidelity Low-Priced Stock Fund	(a)	2,831,707

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*	Fidelity Securities Fund	Fidelity OTC Portfolio	(a)	$ 837,184
*	Fidelity Investment Trust	Fidelity Overseas Fund	(a)	103,620
*	Fidelity Capital Trust	Fidelity Capital Appreciation Fund	(a)	185,929
*	Fidelity Securities Fund	Fidelity Blue Chip Growth Fund	(a)	1,337,181
*	Fidelity Investment Trust	Fidelity Diversified International Fund	(a)	333,194
*	Fidelity Securities Fund	Fidelity Dividend Growth Fund	(a)	650,484
*	Fidelity Aberdeen Street Trust	Fidelity Freedom Income Fund®	(a)	1,448,924
		Fidelity Freedom 2000 Fund®	(a)	370,363
		Fidelity Freedom 2010 Fund®	(a)	5,526,331
		Fidelity Freedom 2020 Fund®	(a)	6,524,399
		Fidelity Freedom 2030 Fund®	(a)	494,790
*	Fidelity Concord Street Trust	Spartan® Extended Market Index Fund	(a)	164,552
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2040 Fund SM	(a)	102,112
	Invesco Funds Group	INVESCO Small Company Growth Fund	(a)	416,045
	Janus Funds	Janus Fund	(a)	1,986,339
	Janus Funds	Janus Overseas Fund	(a)	1,112,286
	The Dreyfus Corporation	Founders Discovery Fund, Class F	(a)	1,089,015
	MAS Funds	MAS Mid Cap Growth Portfolio	(a)	1,268,374
	Neuberger Berman Funds	Neuberger Berman Focus Trust	(a)	335,723
		Neuberger Berman Genesis Trust	(a)	394,927
	Strong Funds	Strong Common Stock Fund	(a)	177,755
	Warburg Pincus Funds	Warburg Pincus Capital Appreciation	(a)	532,678
	Total shares of registered investment companies			46,250,412
	Total			$163,071,081

*Represents a party in interest.

(a) Information not required.

The accompanying notes are an integral part of this schedule.

CHOICEPOINT INC. 401(k)

PROFIT SHARING PLAN

SCHEDULE H, LINE 4j--REPORTABLE TRANSACTIONS (a)

FOR THE YEAR ENDED DECEMBER 31, 2000

Identity of Party Involved and Description of Asset	Purchase Price	Sales: Selling Price	Sales: Cost of Asset	Sales: Net Gain
* **CHOICEPOINT INC. COMMON STOCK:**				
Purchased (25 transactions)	$ 9,232,856	$ 0	$ 0	$ 0
Sold (86 transactions)	0	9,249,272	3,707,009	5,542,263
EQUIFAX INC. COMMON STOCK:				
Sold (118 transactions)	0	30,523,515	6,831,707	23,691,808
* **FIDELITY INSTITUTIONAL CASH PORTFOLIO:**				
Purchased (179 transactions)	30,877,870	0	0	0
Sold (295 transactions)	0	27,224,393	27,224,393	0

*Represents a party in interest.

(a) Represents transactions or a series of transactions in nonparticipant-directed securities of the same issue in excess of 5% of the current value of plan assets at the beginning of the year.

The accompanying notes are an integral part of this schedule.